Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
April 7, 2022
FILED VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-1004
Re: Direxion Shares ETF Trust (the “Trust”)
File Nos.: 333-150525 and 811-22201
Dear Sir or Madam:
On behalf of the Direxion Shares ETF Trust (the “Trust”), please find filed herewith Post-Effective Amendment No. 332 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), as amended (also filed as Amendment No. 334 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 332 is being filed for the purpose of changing the name, investment strategy and investment objective of the Direxion Daily Select Large Caps & FANGs Bear 2X Shares (the “Fund”), a nonoperational series of the Trust. The Fund’s name is being changed to the Direxion Bitcoin Strategy Bear ETF and its investment strategy and investment objective is being changed in order for the Fund to seek capital appreciation through managed short exposure to CME bitcoin futures contracts.
Pursuant to Rule 485(a)(1) of the 1933 Act, the Trust anticipates that this filing shall become effective 60 days after filing. At or before the 60-day effective date, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.
If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Stacy L. Fuller of K&L Gates at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Angela Brickl
Secretary
Rafferty Asset Management, LLC